DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com

Larry W. Nishnick
larry.nishnick@dlapiper.com
T 858.677.1414
F 858.638.5014

October 17, 2014

Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	Neothetics, Inc.

Draft Registration Statement on Form S-1

Confidentially Submitted September 12, 2014

CIK No. 0001618835

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated October 10, 2014, to George W. Mahaffey, President and Chief Executive Officer of Neothetics, Inc. (the “Company”) regarding the Draft Registration Statement on Form S-1 confidentially submitted on September 12, 2014 (the “Draft Registration Statement”). The Company is publicly filing under separate cover the Registration Statement (the “Registration Statement”) in response to the Staff’s comments. Please note that the Registration Statement also contains other updates to the Company’s disclosures.

This letter sets forth the comment of the Staff in the comment letter and, following the comment, sets forth the Company’s response. We are enclosing a copy of the Registration Statement, together with a copy that is marked to show the changes from the initial filing.

General

1.	Please submit all outstanding exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

RESPONSE: The Company acknowledges the Staff’s comment and has filed additional exhibits to the Registration Statement or will file each of the outstanding exhibits with future amendments to the Registration Statement.

2.	Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE: The Company advises the Staff that it does not currently intend to include any additional graphic, visual or photographic information in the prospectus other than those that are presently included in the Registration Statement. If, following the date of this response letter, the

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Company decides to include additional graphic, visual or photographic information in the prospectus, it will provide proofs of such information to the Staff as soon as practicable and prior to its use.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: In response to the Staff’s comment, the Company has provided to the Staff on a supplemental basis under separate cover copies of all written materials that the Company, or anyone authorized to do so on the Company’s behalf, has presented to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”). In the event the Company determines to present additional communications to potential investors in reliance on Section 5(d) of the Securities Act, it will provide the Staff with copies of such additional written materials on a supplemental basis.

In addition, the Company respectfully advises the Staff that no broker or dealer that is participating or will participate in the offering has published or distributed research reports about the Company in reliance upon Section 2(a)(3) of the Securities Act added by Section 105(a) of the Jumpstart Our Business Startups Act. While the Company does not anticipate that any such participants will publish or distribute any such research reports in reliance on Section 2(a)(3), the Company undertakes to provide the Staff with copies of such research reports on a supplemental basis in the event that they are published or distributed in the future.

4.	We note that you have omitted portions of your exhibits pursuant to a request for confidential treatment under Rule 406 of the Securities Act. Any staff comments pertaining to you request will be sent under separate cover. Please be advised that our review of your registration statement will not be complete until all comments concerning your confidential treatment request have been cleared.

RESPONSE: The Company acknowledges the Staff’s comment and will address any comments the Staff may have on the application for confidential treatment prior to filing a request for acceleration.

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Prospectus Summary, page 1

5.	Please briefly explain the operation of the Section 505(b)(2) pathway the first time you reference it in your prospectus summary. Please additionally include the specific risks to this product approval pathway where you reference the risks generally on page 6.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 1 of the prospectus summary to explain the operation of the Section 505(b)(2) pathway. In addition, the Company has referenced the risks of utilizing the Section 505(b)(2) pathway in the summary of the risks related to its business starting on page 5 of the Registration Statement.

Use of Proceeds, page 61

6.	We note that you plan to initiate 8 different clinical trials in the first half of 2015 in support of development of LIPO-202. Therefore, to the extent feasible, you should disclose the portion of proceeds you intend to allocate to each trial separately. Notwithstanding that management will have broad discretion over the use of the net proceeds from this offering, Item 504 of Regulation S-K requires disclosure of the approximate amount you anticipate allocating to each specific purpose identified.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 60 of the Registration Statement to provide additional disclosure regarding the allocation of the net proceeds to each of the different clinical trials supporting the development of LIPO-202. Consistent with the disclosure on page 100, the Company grouped the eight clinical trials into three categories and allocated the portion of the net proceeds between each of these three categories. The categories and clinical trials are as follows:

•	Clinical Pivotal Trials – LIPO-202-CL-18 & and LIPO-202-CL-19

•	Clinical Trials to Support Registration – LIPO-202-CL-12, LIPO-202-CL-21, LIPO-202-CL-22 and LIPO-202-CL-23

•	Clinical Supplemental Trials - LIPO-202-CL-25 and LIPO-202-CL-26

The Company will include the estimated net proceeds to be allocated to each category with a future amendment to the Registration Statement once the estimated net proceeds from the offering is available to the Company.

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7.	If you do not expect the application of funds from this offering to enable you to complete a given trial, please disclose what you expect the application of proceeds to allow you to accomplish as to each partially funded trial.

RESPONSE: Based on the estimated net proceeds from this offering, the Company expects that the application of funds from the offering will enable it to complete each of its Phase 3 clinical trials as disclosed in the Registration Statement. In the event that the estimated net proceeds from this offering are not expected to enable the Company to complete a given trial, the Company will revise the disclosure to provide further explanation for any partially funded clinical trial.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Significant Judgments and Estimates Valuations of Common Stock and Warrants to Purchase Convertible Preferred Stock, page 74

8.	We may have additional comments on your accounting for stock compensation or beneficial conversion features once you have disclosed an estimated offering price. In this regard, we may ask you to explain the reasons for valuations of equity issuances that appear unusual (e.g., unusually steep increases in the fair value of the underlying shares leading up to the IPO).

RESPONSE: The Company acknowledges the Staff’s comment and should the Staff have additional comments or ask for further explanation, the Company can supplementally provide an explanation for valuations of equity issuances as requested by the Staff.

Business

Our Product Candidate: LIPO-202, page 92

9.	Please disclose whether you have filed an Investigational New Drug (IND) application with the FDA for LIPO-202 and, if so, the date you filed the application and for what specific indication. If you have not yet filed an IND application for FDA LIPO-202, please tell us why.

RESPONSE: In response to the Staff’s comment, the Company advises the Staff that it has filed two Investigational New Drug (IND) applications with the FDA and has revised its disclosure on page 91 of the Registration Statement to provide additional information regarding the submission of these IND applications, including the filing date and the indications specified in these applications. The Company began the development of LIPO-202 with LIPO-102, an injectable combination of salmeterol xinafoate and the glucocorticoid fluticasone propionate, first under IND

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No. 102,514, which the Company initially submitted to the FDA on December 30, 2008, for the treatment of symptomatic exophthalmos associated with thyroid-related eye disease, then additionally under IND No. 107,765, which the Company initially submitted to the FDA on March 24, 2010 for the local treatment of abdominal adiposity which indication has been modified to currently provide for the reduction of central abdominal bulging due to subcutaneous fat in non-obese subjects. All studies of LIPO-202 and LIPO-102 have been supported by these two IND applications.

Clinical Endpoint Tool Development, page 96

10.	With a view toward revised S-1 disclosure, please tell us why you have chosen to use the two-dimensional ultrasound as a potential secondary measure rather than as a primary endpoint in your Phase 3 trials. Specifically, you should discuss what consideration you gave to two-dimensional ultrasound as a primary endpoint, explain its potential advantages as a method of measurement of subcutaneous fat, and provide your rationale for using it as a secondary, rather than a primary, endpoint. In addition, please explain the FDA’s concerns about the appropriateness of your endpoint tools and any other efficacy assessment tools that the FDA suggested might be more suitable.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure previously provided on page 96 of the Registration Statement related to its End-of-Phase 2 meeting with the FDA and its suggestion to evaluate two-dimensional (“2-D”) ultrasound as a direct measure of changes in abdominal subcutaneous fat thickness. The revised disclosure now appears on pages 97-98 of the Registration Statement.

For all aesthetic drugs, the FDA has consistently and historically recommended that the primary endpoint for Phase 3 trials and ultimate approval for the commercialization of a drug should be a composite of patient assessment and clinician rating. In other words, a patient must observe a change in their own appearance and this change must be confirmed by a clinician in order for the patient to be deemed a responder to treatment. Moreover, the FDA requires that there must be statistically more drug responders than placebo responders on this primary endpoint for Phase 3 trial success and drug approval. There are currently no FDA-accepted endpoint tools for assessing change in central abdominal bulging due to subcutaneous fat for pharmaceutical products. Consequently, the Company developed clinically meaningful methods of patient self-assessment and clinician rating of bulging in the central abdomen. As currently described on pages 92-93 of the Registration Statement, the Company developed a patient-global abdominal perception scale, or P-GAPS, for the patient self-reporting assessment and a clinician photonumeric scale, or CPnS, for the clinician rating. These assessment and rating tools are similar to other rating scales used for approved aesthetic drug products, such as botulinum toxins

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and dermal fillers, and were validated using scientific principles and process recommendations consistent with the FDA’s guidance document, “Patient-Reported Outcome Measures: Use in Medical Product Development to Support Labeling Claims,” in an effort to ensure reliability, content validity, construct validity and sensitivity to change over time. The Company’s primary assessment and rating tools, P-GAPS and CPnS are similar to those other composite measures used for other approved aesthetic drug products. The Company developed the P-GAPS and CPnS methods for LIPO-202 to satisfy the composite patient and clinician reported outcome assessments that the FDA consistently and historically recommended as primary endpoints.

The FDA also recommends that for aesthetic outcomes a physical, or objective, measure be incorporated as an endpoint to confirm what is observed by patients and clinicians. Therefore, when developing its primary and secondary endpoints, the Company established the P-GAPS and CPnS methods as primary endpoints and evaluated a variety of physical or quantitative measures in a clinical trial setting as potential secondary objective endpoints, including skin-fold thickness calipers, manual tape measure, laser-guided manual tape measure, 2-D ultrasound, three-dimensional digital photographic imaging and magnetic resonance imaging, or MRI. Based on extensive evaluation of these methods for measuring secondary endpoints, the Company believes that the standardized laser-guided tape measure procedure is precise, reproducible and is the most suitable and appropriate measure to assess the efficacy of LIPO-202 in Phase 3 trials as a secondary quantitative endpoint. It should be noted that great care was taken into standardizing the execution and collection of all endpoint data. For example, these include, among others, detailed standardized patient instructions, room set-up and lighting, patient body positioning relative to the mirror and the clinician, patient posture and arm positioning, and measurement at full exhalation.

As disclosed on pages 97-98 of the Registration Statement, at the End-of-Phase 2 meeting, FDA expressed concern that the observed circumference changes with LIPO-202 measured using the laser-guided tape measure procedure may be influenced by factors such as posture, breathing and flexing and advised the Company to incorporate 2-D ultrasound as a direct measure of changes in abdominal subcutaneous fat thickness, which the Company believes the FDA views as the key advantage of 2-D ultrasound. However, as it relates to measuring fat in the abdomen, there is limited literature supporting 2-D ultrasound as an appropriate measure of change over time and for multi-site studies. Moreover, based on prior evaluations, the Company believes that 2-D ultrasound may not be robust enough to measure change over time taking into consideration the variability and insensitivity of 2-D ultrasound to change. Therefore, the Company continues to believe that laser-guided tape measure procedure is the most appropriate measure for LIPO-202 and changes in central abdominal bulging due to subcutaneous fat. Notwithstanding the extensive

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standardization of the Company’s laser-guided tape measure procedure and that it believes the randomized, double-blind, placebo-controlled nature of its clinical trials removes concerns regarding the influence of procedural factors, the Company intends to initiate and complete an additional exploratory evaluation of 2-D ultrasound as a secondary measure of the reduction of central abdominal bulging due to subcutaneous fat in a limited number of clinical sites in its Phase 3 pivotal trials.

Phase 2 Clinical Trial: RESET

11.	Please briefly explain the concept of p-values and what they measure prior to discussing the p-values observed in this section.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 94 of the Registration Statement to provide for an explanation of p-values and the measurement of p-values. In addition, the Company has revised each reference of a p-value from “p = xxxx” to “p-value = xxxx”.

Summary of Early Clinical Trials, page 101

12.	Please provide more detail regarding how you measured test-retest reliability of the rating instruments referenced in your VAL-CL-15 and VAL-CL-20 studies. Please further define the terms “inter-rater reliability” and “intra-class correlation coefficients” and explain their significance to the reliability of your rating instruments.

RESPONSE: In response to the Staff’s comment, the Company has revised its disclosure on page 101 of the Registration Statement to provide further clarity surrounding the test-retest reliability rating instruments and the terms “inter-rater reliability” and “intra-class correlation coefficients,” including their significance to the reliability of the Company’s rating instruments.

Non-Employee Director Compensation, page 129

13.	Please file as an exhibit to your registration statement the compensation plan approved in September 2014 for your non-employee directors to be effective after completion of this offering.

RESPONSE: Pursuant to the Staff’s comment, the Company has revised the exhibit index to the Registration Statement to include the Non-Employee Directors’ Compensation Policy as an exhibit and has filed the exhibit with the Registration Statement.

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We and the Company very much appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at (858) 677-1414 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ Larry W. Nishnick

Larry W. Nishnick
Partner cc: Via E-mail
Securities and Exchange Commission:
Daniel Greenspan
Austin Stephenson
Christine Torney
Jim Rosenberg
Neothetics, Inc.:
George Mahaffey
Susan Knudsen
DLA Piper LLP (US):
Michael Kagnoff
Latham & Watkins:
Cheston Larson
Michael Sullivan